FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1    Notice of Annual General of Members Meeting
99.2    Management Information Circular

99.3    Proxy Material
99.4    Letter of proof of mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 5, 2014
/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer